

Mail Stop 3720

August 4, 2009

Mr. David S. Ahl
Chief Executive Officer
Sunshine PCS Corporation
65 Highland Road
Rye, NY 10580

> **Re: Sunshine PCS Corporation**
> **Schedule 13E-3/A, Amendment No. 1**
> **File No. 005-84854**
> **Schedule 14A, Amendment No. 1**
> **File No. 333-50948**
> **Filed July 24, 2009**

Dear Mr. Ahl:

We have reviewed your filings and have the following comments. Please revise the Schedule 13E-3 and preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note your response to prior comments 2 and 30 from our letter dated June 11, 2009. Please provide detailed responses to facilitate the staff's understanding of the level of respective involvement of the parties. For example, please provide further analysis for your claim that Sunshine PCS and LICT are not under common control, despite sharing management and having common insiders. In order to help us determine who was involved in the "structuring, development and implementation of the Rule 13E-3 transaction," please provide further details with respect to the Board's consideration of the LICT term sheet and its determination to undergo a reverse stock split. It would be helpful to describe the role played, if any, by Mr. Gabelli and any other insiders of LICT in such determinations. For example, the term sheet references the company's plans to engage in a reverse stock split and suspend its reporting obligations. Please provide further details as to how these matters were discussed between Sunshine PCS and LICT, persons involved in such discussions, the timing of Sunshine PCS's determination to engage in the transaction and how LICT was made aware of such plans prior to submitting its term sheet. In addition, please provide updated information regarding the current status of the negotiations regarding the proposed acquisition since the time of the April term sheet.

Preliminary Proxy Statement on Schedule 14A

General

2. We note your response to prior comment 26 from our letter dated June 11, 2009 and reissue the comment. Your response states that the matters being acted upon in your Schedule 14A are "in no way related to the terms proposed by LICT," yet you also note in your response that the potential acquisition "may be material enough at this stage to any security holder in determining whether to vote their securities in favor of the reverse stock split." In addition, we note that the non-binding term sheet presumes that you will undergo a reverse stock split and file a Form 15 to suspend your reporting obligations. Please provide further analysis as to why the reverse stock split is not being conducted to facilitate this future transaction. Alternatively, consistent with Note A to Schedule 14A, please revise to include and confirm your inclusion of all required information pursuant to Item 14 of Schedule 14A.

3. We note your response to prior comment 35 from our letter dated June 11, 2009. Please explain how an estimated $65,000 expense for a fairness opinion would "almost double" the expenses of your reverse stock split. We note on page 10 that your board estimated such total expenses to be between $102,500 and $127,000.

Special Factors – Reverse Stock Split Proposal, page 3

4.   We note your response to prior comment 30 from our letter dated June 11, 2009. You have responded that no dates or further disclosure can be provided as you have not kept a formal or chronological record of the deliberations of your Board of Directors. Please confirm that you have not kept any records of the dates that the Board took various action regarding the reverse stock split, including any board minutes, notes or written consents. In addition, please revise the disclosure to provide additional information with respect to the general timeline of the board's deliberations, to the extent possible.

5.   We note your response to prior comment 31 and reissue the comment. The comment requested information regarding whether alternative ratios (e.g, 1- for- 500) were considered or any other ratio that would have enabled unaffiliated shareholders to retain an ownership in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations.

Proposal No. 2. Amendment to Certificate of Incorporation to Grant Option to Repurchase Shares, page 27

6.   We note your response to prior comment 39 from our letter dated June 11, 2009. Please revise your disclosure to indicate that the Board of Directors did not enter into a separate fairness analysis of Proposal No. 2 and to provide additional information with respect to the Board of Director's determination that the proposal is in the best interests of the stockholders.

*   *   *   *   *

Please respond to these comments by filing a revised preliminary proxy statement and Schedule 13E-3 as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide a basis for your review in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Scott Hodgdon, Attorney Advisor at 202.551.3273 or to me, at 202.551.3257.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: David C. Grorud, Esq., Fredrikson & Byron, P.A.
    via Facsimile